

January 24, 2018

<u>Via E-mail</u>
Ryan Drexler
Chief Executive Officer and President
MusclePharm Corporation
4721 Ironton Street, Building A
Denver, Colorado 80239

      Re: **MusclePharm Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed March 15, 2017
              File No. 0-53166

Dear Mr. Drexler:

     We refer you to our comment letter dated December 22, 2017, regarding business contacts with Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ Cecilia Blye

              Cecilia Blye, Chief
              Office of Global Security Risk

cc: Suzanne Hayes
       Assistant Director
       Division of Corporation Finance